Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Updated - Gabriele Cerrone, Chairman of Tiziana Life Sciences to give interview on
Bloomberg Television US at 1:50 PM ET Tomorrow, 30 March 2021

NEW YORK and LONDON - 29 March 2021 - Tiziana Life Sciences (NASDAQ: TLSA; LSE: TILS), a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases, clarifies that its Chairman and Founder, Gabriele Cerrone, will be giving an interview on Bloomberg Television on Tuesday 30 March 2021 at 1.50 p.m. US Eastern Standard Time (6.50 p.m. London) as part of the Bloomberg Markets Show.

This is an amendment to the previous time and date communicated.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), Crohn’s disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

United Kingdom Investors:

Tiziana Life Sciences plc (TLSA)

Gabriele Cerrone, Chairman, and founder

+44 (0)20 7495 2379

U.S. Investor Relations Contact:

RedChip Companies, Inc.

Dave Gentry

1-800 RED-CHIP (733-2447)

Or 407-491-4498

Dave@redchip.com